May 11, 2016

VIA EDGAR AND EMAIL

Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SL Industries, Inc.
Schedule 14D-9 Filed April 21, 2016
Schedule 13E-3 Filed April 21, 2016
File No. 005-34262

Dear Mr. Hindin:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 5, 2016 (“Letter”) with respect to the above-referenced Schedule 14D-9 (as amended to date, the “Schedule 14D-9”) and Schedule 13E-3 (as amended to date, the “Schedule 13E-3”) filed by SL Industries, Inc. (the “Company”) with the Commission. Capitalized terms used but not defined in this Letter have the meanings given them in the Schedule 14d-9.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Schedule 14d-9, which, among other things, amends the Schedule 14d-9 in response to the Staff’s comments as indicated below.

For your convenience, We have set forth each comment from your Letter in bold typeface and included the Company’s response below it.

Schedule 13E-3

1.                    We note the disclosure on pages 2 and 7 of the Schedule 14D-9 that Messrs. Lichtenstein Kassan, Beldari and Fejes, directors and executive officers of the Company, have been affiliated with Steel Holdings GP. Please advise why these executive officers and directors, Steel Holdings and DGT are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule TO/13E-3 signature page and included as filing persons. We may have further comment.

Response:  The Company acknowledges the Staff’s comment.  The Staff has set forth a two-prong test to determine filing person status under Rule 13e-3: (a) whether an entity or a person is an “affiliate” of the issuer within the scope of Rule 13e-3; and (b) whether such affiliates should be deemed to be engaged, directly or indirectly, in the going-private transaction. See Current Issues and Rulemaking Projects Outline (Nov. 14, 2000) (the “Outline”), Section II.D.3.  Below is our analysis with respect to each of the individuals and entities set forth in the Staff’s Comment 1.  We respectfully submit that none of such individuals are affiliates engaged, directly or indirectly, in the Rule 13e-3 transaction.

Messrs. Fejes and Belardi

Messrs. Fejes and Belardi (together, “Senior Management”) are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company.  Question 201.01 and Question 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), indicate that the Commission will generally look to the following factors in determining whether senior management of an issuer is “engaged in” a Rule 13e-3 transaction on behalf of the acquiring entity (collectively, the “Factors”): (a) the equity participation of management in the acquiror; (b) the representation of management on the board of directors of the acquiror; (c) alterations in management’s employment arrangements favorable to management; and (d) increases in the compensation to be received by management.  While conceding that Messrs. Fejes and Belardi are affiliates of the Company for the Rule 13e-3 analysis, for the reasons outlined below, the Company respectfully submits that Senior Management cannot be deemed “engaged in” a Rule 13e-3 transaction based on their roles and activities in the transaction.

As a threshold matter, the Company notes that Messrs. Fejes and Belardi have no relationship with the acquiror Handy & Harman Ltd. (“H&H”) or with Steel Partners Holdings L.P. (“SPH”), other than — in the case of SPH - through their roles at the Company.  In addition, Senior Management’s actual role in the transaction was limited principally to facilitating due diligence by potential bidders (including H&H) as part of the Company’s sale process, providing consultation to the Special Committee when requested on a limited basis and confirming the accuracy of certain provisions of the negotiated Merger Agreement on behalf of the Company.  Negotiations between the Company and H&H were conducted entirely through the Special Committee.  The Company recognizes that the Staff has taken the position that members of senior management of an issuer may incur a Schedule 13E-3 filing obligation even though management’s involvement in the negotiations is limited to each manager’s future employment and/or equity participation in the Surviving Corporation and the issuer has established a special committee to negotiate all other terms of the transaction.  In this case, Senior Management was not even involved in transaction discussions to the extent of future employment arrangements. No such compensation arrangements were negotiated or discussed.

With respect to the Factors, briefly:

•                  No Equity in H&H.  No equity participation by Senior Management in H&H or the Surviving Corporation has been agreed (or even discussed) between H&H and the Senior Management at this time.  Under the terms of the Merger Agreement, equity held by Senior Management will be subject to purchase in the Offer and the Merger and all Company equity awards will be cashed out and cancelled.  With respect to their Shares, Senior Management is treated the same as the Company’s public stockholders in the transaction.

•                  No Seats on H&H Board.  Neither Mr. Fejes nor Mr. Belardi serves as a member of the current Board, and H&H has not entered into any agreements or arrangements with either of Mr. Fejes or Mr. Belardi regarding his serving on the board of directors of either the Surviving Corporation or H&H following the consummation of the Merger.  While Senior Management is expected to remain employed by the Surviving Corporation in a management capacity after the closing of the Merger, Senior Management will be subject to the direction of the Surviving Corporation’s board of directors and will serve at the pleasure of such board of directors.

•                  No employment agreements or arrangements with H&H. Although it is possible that the Senior Management will enter into new arrangements with H&H or its affiliates regarding employment (and severance arrangements) at some time in the future, no discussions or negotiations for ongoing employment agreements or arrangements have taken place between or among the Senior Management and H&H or its representatives, and no agreements, arrangements or understandings have thus been reached.

•                  No increases in consideration for Senior Management.  Other than the right to receive the per-Share consideration (or payment to cash out equity awards in the Merger) as set forth in the Merger Agreement, there are no current plans or arrangements under which Senior Management will receive additional consideration or remuneration from H&H in connection with the transaction or otherwise.

For the foregoing reasons, the Company respectfully submits that neither Mr. Fejes nor Mr. Belardi played a meaningful role in the negotiations of the SL-H&H transaction or became affiliated in any manner with H&H in the course of the transaction, and accordingly should not be deemed “engaged in” a Rule 13e-3 transaction.

Mr. Kassan

While the role of target management in many “going private” transactions presents a unique opportunity for abuse given, among other things, management’s day-to-day control and its access to information, the role of individual directors can be more nuanced and a common sense analysis of whether the director stood “on both sides of the transaction” in a manner that implicates Rule 13e-3 is warranted.  It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction.  We also point out that, in the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission appeared concerned above all that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders.  With these basic principles in mind, the Company respectfully submits that Mr. Kassan is neither an affiliate of the Company for Rule 13e-3 purposes nor was he “engaged in” the 13e-3 transaction in any manner that poses any of the risks that Rule 13e-3 was intended to address.

No Control of the Company

When analyzing in the first instance whether a party is an “affiliate” of the issuer for purposes of Rule 13e-3, the element of “control” is fundamental.  Mr. Kassan is simply one member of the five-person Board and cannot mandate any outcome singularly (or even jointly with Mr. Lichtenstein).  Mr. Kassan has no role in the day-to-day management of the Company.  As the Schedule 14d-9 makes clear, Mr. Kassan holds only 0.4% of the outstanding Shares and an additional 3,000 unvested restricted Shares, giving him no ability to control or influence any matter put to stockholders for a vote on an individual basis.  In addition, leaving aside the question of whether SPH or DGT Holdings Corp. (the largest holder of the Company’s stock and a subsidiary of SPH) could be affiliates of the Company for Rule 13e-3 purposes, it should be noted that Mr. Kassan no longer maintains any affiliation with H&H — he retired as H&H’s Chief Executive Officer in December 2012 and as its Vice Chairman in May 2015 — and ceased to be a member of senior management of SPH in September 2015.  The Company respectfully submits that Mr. Kassan does not maintain the level of control over the Company that warrants “affiliate” status for Section 13e-3 purposes and that presents the risks that Rule 13e-3 is focused on.

Not Engaged in the Transaction

In addition to  the absence of “affiliate” status for purposes of Rule 13e-3, Mr. Kassan cannot realistically be said to have been “engaged in the transaction” for any party: he had virtually no role in the SL-H&H transaction on either side of the table and attended no meetings or negotiations, as the transaction was negotiated by the Special Committee.  The Company has been informed that Mr. Kassan played no role in the analysis of the transaction or any strategic decision by H&H to engage in the transaction.  With respect to factors applicable to management articulated by the Commission in determining whether a person will be deemed to have been “engaged in” a 13e-3 transaction on behalf of an acquiror: (1) Mr. Kassan is receiving no equity in H&H, (2) he is not currently a member of the board or management of H&H nor expected to serve in those roles in the future, (3) he will have no new compensation or similar arrangements arising out of the transaction and (4) there is no special consideration or remuneration being paid to Mr. Kassan in connection with the transaction.  Moreover, the Board will be replaced at the closing of the Merger.  Mr. Kassan is not expected to participate in the management of the Company or H&H going forward in any capacity.  In short, there is nothing to suggest that Mr. Kassan somehow acted on behalf of H&H in the transaction.  With virtually no role in the transaction and without any special benefits or any role with H&H, the Company respectfully submits that Mr. Kassan could not be deemed to have been on “both sides of the table” in the transaction nor was the transaction in any way designed to accommodate his interests.

Mr. Lichtenstein

No Control of the Company

Like Mr. Kassan, Mr. Lichtenstein is simply one member of the five-person Board and cannot mandate any outcome singularly (or jointly with Mr. Kassan).  Mr. Lichtenstein has no role in the day-to-day management of the Company.  Mr. Lichtenstein individually holds only 0.2 % of the outstanding Shares and an additional 3,000 unvested restricted Shares.  It is true that Mr. Lichtenstein is the Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the general partner of SPH, which wholly owns DGT (the Company’s largest stockholder).  Yet DGT’s ownership of the Company is 25.1% and DGT cannot, by itself, direct or cause the direction of the management and policies of the Company. Such 25.1% ownership is not enough to control or force any outcome at a stockholder meeting.  In fact, a group of merely three other large current holders of Shares can outvote DGT.  We also note that SPH is an independent New York Stock Exchange listed public company, and Mr. Lichtenstein is one director on a seven-person board of directors of its general partner and cannot himself mandate how - through SPH - DGT votes its shares in respect of Company matters.  As a result, Mr. Lichtenstein is not deemed to own beneficially any Shares owned by SPH or DGT.  Accordingly, the Company respectfully submits that Mr. Lichtenstein does not have the level of control over the Company that implicates “affiliate” status for Rule 13e-3 purposes on an individual basis.

Not Engaged in the Transaction

The Company recognizes that, unlike Mr. Kassan, Mr. Lichtenstein played an active role in the negotiation of the transaction as described in the Schedule 14d-9 on behalf of H&H.  He was present at the key meetings and was intimately involved in the price negotiations opposite the Special Committee.  However, as expressly described in the Schedule 14d-9, Mr. Lichtenstein’s role was undertaken solely as a representative of H&H, a substantial independent NASDAQ listed public company ($335mm market capitalization), and not in an individual or personal role or behalf of a personal acquisition vehicle.  While Mr. Lichtenstein may stand to benefit personally as a beneficial holder of SPH equity interests if the transaction proves to be a successful acquisition for H&H, H&H - as well as SPH - have numerous third party stockholders.  Therefore, in acting on behalf of H&H, Mr. Lichtenstein was pursuing — consistent with his fiduciary responsibilities — the interests of these many other holders.  Importantly, at no time in the negotiations did Mr. Lichtenstein seek to pursue any personal interests unique to him, and he neither sought nor received any special compensation or other rights personally. To the extent that there is risk of the transaction being designed to accommodate the interests of a particular party, H&H and its subsidiaries — which are the appropriate parties actually engaged in the transaction — already remain subject to the requirements of Rule 13e-3.

The Entities — DGT Holdings Corp. and Steel Partners Holdings LP

No Actual Control of the Company

As noted above, these entities (DGT directly, and SPH indirectly as the parent of DGT) have a 25.1% voting interest in the Company.  This equity interest is not a controlling stake and cannot dictate the outcome of any matter submitted to the Company’s stockholders.  These entities have no contractual Board seats with respect to the Company and have no preferential rights, voting or otherwise.  The individuals associated (or formerly associated) with SPH on the Board, Messrs. Lichtenstein and Kassan, are two of five directors and cannot control decisions by the Board.  An affiliate of SPH, SPH Services, Inc., provides certain limited management services to the Company by contract, but this contract has a fixed term and, at the time of the execution of merger agreement, was subject to expiration on May 1, 2016.  The Company is managed day—to—day by a professional independent management team, including Messrs. Fejes and Belardi.

Not Engaged in the Transaction

DGT Holdings

The Shares held by DGT had been transferred to it by SPH Group Holdings LLC as of March 28, 2016, or within approximately one week of the execution of the Merger Agreement.  To the Company’s knowledge, DGT had no prior connection to the Company before this time.  To the knowledge of the Company, no official representatives of DGT were present at any meeting regarding the transaction before or after this time.  With respect to the tender agreement executed by DGT, this agreement was requested of DGT by the Special Committee as a means to ensure that Shares beneficially owned by SPH would be tendered in the Offer and not withheld in order to provide H&H with an “out” from the transaction for

H&H.  The tender agreement was substantially accepted by DGT as requested by the Special Committee, and no specific rights or consideration were provided in exchange for its tender commitment.  Most importantly, the Shares held by DGT will be sold in the Offer on the same terms as the public stockholders of the Company and DGT will have no continuing interest in the Surviving Corporation distinct from any public stockholder of the Company.  In other words, DGT is being treated the same as all other public stockholders. Given DGT’s recent connection to the Company, its limited operations, the absence of any role in the transaction and the absence of any special benefits, the Company respectfully submits that DGT was not “on both sides of the transaction” nor was the transaction somehow designed to accommodate its interests.

Steel Partners Holdings LP

Unlike DGT, SPH executed no formal agreement of any kind in connection with the SL-H&H transaction.  While the Special Committee was aware that representatives (such as Mr. Lichtenstein) of SPH served official roles with H&H (its indirect subsidiary), to the Company’s knowledge, such individuals acted solely in their H&H roles in connection with the transaction.  In addition, while SPH may be deemed to control H&H, the Company is not aware of authority suggesting that affiliate or control status in and of itself requires the conclusion that such party was engaged in the transaction on behalf of the acquiror.  As noted above, H&H is a substantial public company and the entities that entered into the transaction were H&H and its subsidiaries, all of which are already filing parties on the Schedule 13e-3.  Given these facts - the limited role of DGT and SPH on the Company’s side, the status of H&H as a substantial public company with its own officers and other representatives and the absence of any particular element of the transaction designed uniquely for SPH - the Company respectfully submits that SPH should not be deemed to be “engaged in” the Rule 13e-3 transaction.

Conclusion:  Procedural Protections Paramount

In conclusion, the Company believes that the Staff should consider three material points:

•                  The transaction is already subject to the requirements of Rule 13e-3, and enhanced disclosure consistent with the rule has been provided to public stockholders.

•                  H&H - the actual parent company that entered into in the transaction - is a substantial independent NASDAQ listed public company with its own representatives and its own stockholders and is already a filing person on the Schedule 13E-3.

•                  Key procedural protections are in place in the transaction to mitigate the risks that any party (particularly Mr. Lichtenstein and SPH) would be in a position to “stand on both sides of a transaction with the issuer” or to “design the transaction” to accommodate his or its own interests.  As fully explained in the Schedule 14d-9, among other things, an independent committee negotiated the transaction on an arms’ length basis with H&H and the Offer remains subject to a supermajority (60%) of the minority acceptance condition by unaffiliated holders (which excludes all Shares held by affiliates of Mr. Lichtenstein and SPH).  This unconventionally high acceptance threshold was specifically added to ensure that small unaffiliated holders have a meaningful say in whether the transaction is successful.

Based on the above, key concerns inherent in going private transactions historically — such as the lack of arms’-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions — are not present in the case of the SL-H&H transaction.  A Schedule 13E-3 has been filed nonetheless and accordingly the transaction already remains subject to the disclosure requirements of the rule.  The Company respectfully submits that, not only do the additional individuals or entities in question not meet the requirements for filing persons for the reasons stated above, but adding additional filing persons in this context does not provide any benefit in assessing the transaction.

2.                    Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Response:  The Company acknowledges the Staff’s comment. The Company does not believe there are additional filing persons. See above for the Company’s response to the Staff’s Comment 1.

3.                    We note that the filing persons have incorporated by reference information contained in the Schedule 14D-9 in answer to the items of Schedule 13E-3. Please revise the Schedule 13E-3 to ensure that all required information is incorporated by reference. For example, but without limitation, we note that Item 9 of the Schedule 13E-3 does not incorporate by reference the information contained in Item 5 of Schedule 14D-9. Refer to Schedule 13E-3 Item 9 and Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised Item 9 of the Schedule 13E-3 to incorporate by reference the information set forth in response to Item 5 of the Schedule 14D-9.

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 2

4.                    We note your statements that “[t]he holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts.” Please revise this section to remove any potential implication that the referenced section of the merger agreement does not constitute public disclosure under the federal securities laws.

Response:  In response to the Staff’s comment, the Company has revised Item 3 of the Schedule 14D-9 to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws.

(b) Background and Reasons for the Board Determination, page 11

5.                    We note your disclosure on page 16 that on June 22, 2015 a “third party expressed disappointment that it had submitted a bid that was close to the level of the Initial H&H Proposal and that the process had been terminated.” Please further discuss why the process was terminated.

Response:  In response to the Staff’s comment, the Company directs the Staff to the third to last paragraph on page 14 of the Schedule 14D-9.  In that paragraph, the Company discusses why the process was terminated and the factors considered by the Mergers and Acquisitions Committee of the Board in making such determination.

Notwithstanding such disclosure, the Company has revised the disclosure referenced by the Staff on page 16 of the Schedule 14D-9 to reference the disclosure set forth on page 14 of the Schedule 14D-9.

6.                    We note your statement on page 45 that “the Company’s internal forecasts subsequent to the preparation of the Projections [provided by the board to Houlihan Lokey] resulted in the net sales and Adjusted EBITDA amounts included in the Projections exceeding the midpoint of the corresponding ranges reflected in the March 2016 guidance.” Please revise to clarify why the board believes it is appropriate to rely on the fairness opinion despite the fact that the projections underlying the fairness opinion exceeded the company’s March 2016 Guidance.

Response:  In response to the Staff’s comment, the Company has revised the disclosure referenced by the Staff on page 35 of the Schedule 14D-9.

7.                    We note your disclosure on page 44 that the company undertakes no obligation to update the financial projections. We remind you of the Company’s obligations under Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure referenced by the Staff on page 44 of the Schedule 14d-9.

Reasons for the Board Determinations, page 35

8.                    The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. Specifically, the disclosure regarding pervious purchases appears to only cover a 60 day period as opposed to the two year period referenced in 1002(f) of Regulation M-A. We also note that the factors considered do not appear to include the factor described in 1014(c) or explain why such factor was not deemed material or relevant. In particular, we note that the Super Majority of the Minority Condition relates to shares not owned by Parent or its affiliates, and this “minority” may still include shares held by other affiliates of the Company, including Company directors and executive officers. If the specific procedural safeguard in Item 1014(c) relating to the approval of the majority of unaffiliated stockholders, as opposed to the smaller subset of stockholders affiliated with Parent, was not considered, please explain why the Purchaser Group believes the proposed merger is procedurally fair in the absence of such safeguard.

Response: In response to the Staff’s comment, the Company has revised the disclosure referenced by the Staff on page 35 of the Schedule 14D-9 with respect to previous purchases. We note that the disclosure on page 55 summarizing repurchases covers a two year period pursuant to 1002(f) of Regulation M-A.

Additionally, with respect to the fact that the Supermajority of the Minority Condition excludes the Shares owned by Parent or its affiliates but may include shares owned by other affiliates of the Company (including Company directors and executive officers), the Special Committee believes the interests of the independent members of the Board and the Company’s executive officers are aligned with the interests of the Company’s unaffiliated public stockholders. The independent directors and Senior Management of the Company will each have his Shares cashed out in the Offer or the Merger, as the case may be, and will retain no equity in the Surviving Corporation as a result of the transactions.  As discussed in Comment 1, the Board will be replaced at closing and substituted with the board of Acquisition Sub; accordingly, none of the independent directors will continue as a director of the Company.  As further discussed in Comment 1, Senior Management’s role in the negotiation of the transaction was limited and at no time did Senior Management become affiliated in any fashion with the Purchaser Group.  No independent director or member of Senior Management negotiated any special compensation or other arrangements for himself in connection with the transaction.  Moreover, during negotiations, the Supermajority of the Minority Condition was elevated from a simple majority of the unaffiliated stockholders to sixty percent (60%).  As discussed in Comment 1, such increase in and of itself represents an additional procedural safeguard that the Special Committee believes to be important and, given that the independent directors and Senior Management hold approximately 1.65% of the outstanding Shares in the aggregate, this increase in the required acceptance rate necessitates that the holders of more than 50% of the unaffiliated Shares (excluding the Shares held by the independent directors and Senior Management from the pool, as well as the Shares of the Purchaser Group and its affiliates) participate in the Offer in order for the condition to be satisfied.  We assume the reference in the last sentence of the Staff’s Comment 8 to the “Purchaser Group” is a typo and refers to the Special Committee’s belief that the Offer and Merger are procedurally fair.

Book Value and Ration [sic] of Earnings to Fixed Charges, page 56

9.                    It appears that you have elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3 and I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c) that is not currently provided in the Schedule 14D-9.

Response:  In response to the Staff’s comment, the Company has revised the disclosure referenced by the Staff on page 56 of the Schedule 14D-9 with respect to the summarized financial information required by Item 1010(c) of Regulation M-A.

On behalf of the Company, I hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 14D-9 and 13E-3;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 14D-9 and 13E-3; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to our response. The Company would welcome the opportunity to discuss further this letter or provide supplementary materials that will assist in your review. In that respect, please direct any correspondence to Evan Stone at (214) 999-4906 (estone@gardere.com) or Rick Jordan at (214) 999-4839 (rjordan@gardere.com) with Gardere Wynne Sewell LLP.

Sincerely,

/s/ William T. Fejes, Jr.
William T. Fejes, Jr.